Citigroup Inc.	filed pursuant to rule 433
$1,875,000,000	file no. 333-157459
6.010% Notes Due 2015
Terms and Conditions

Issuer:	Citigroup Inc.

Ratings:	A3 / A / A+ (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	December 2, 2009

Settlement Date:	December 15, 2009 (T+9 days)

Maturity:	January 15, 2015

Par Amount:	$1,875,000,000

Re-offer Spread to Benchmark:	T5+350 bps

Re-offer Yield:	5.582%

Semi-Annual Coupon:	6.010% per annum

Public Offering Price:	101.8761%

Net Proceeds:	$1,904,083,125 (before expenses)

Interest Payment Dates:	The 15th of each June and December, beginning June 15, 2010. Following business day convention applicable; provided that if such business day is in the next succeeding calendar year, then such interest payment will be made on the immediately preceding business day

Day Count:	30 / 360

Defeasance:	Applicable. Provisions of Article IV of the Indenture apply

Redemption upon a Tax Event:	Issuer may redeem the notes, in whole but not in part, at any time after the occurrence of a Tax Event at a price equal to 100% of the principal amount, plus accrued and unpaid interest through the redemption date.

Sinking Fund:	Not applicable

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP:	172967FA4

ISIN:	US172967FA43

Sole Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:	Barclays Capital Inc.
Deutsche Bank Securities Inc.
RBS Securities Inc.
UBS Securities LLC

Junior Co-Managers:	Blaylock Robert Van, LLC
BNP Paribas Securities Corp.
KeyBanc Capital Markets Inc.
Lloyds TSB Bank plc
Loop Capital Markets LLC
Natixis Bleichroeder
RBC Capital Markets Corporation
Samuel A. Ramirez & Company, Inc.
TD Securities (USA) LLC
UniCredit Capital Markets, Inc.
Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-157459. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.